PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED DECEMBER 11, 2018)

Filed pursuant to Rule 424(b)(3)
Registration No. 333-228579

Wrap Technologies, Inc.
9,578,255 SHARES

COMMON STOCK

This prospectus supplement (the “Supplement”) modifies, supersedes and supplements certain information contained in, and should be read in conjunction with, that certain prospectus dated December 11, 2018, and amended on March 11, 2019 (the original prospectus and first amendment, together the “Prospectus”), related to the sale from time to time of up to 9,578,255 shares of common stock, par value $0.0001 per share, of Wrap Technologies, Inc. (the “Company,” “we,” “us” or “our”) by the selling stockholders identified in such Prospectus.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

This Supplement should be read in conjunction with the Prospectus, including both the original prospectus dated December 11, 2018 and the first amendment thereto dated March 11, 2019, which are to be delivered with this Supplement. This Supplement is qualified by reference to the Prospectus except to the extent that the information in this Supplement supersedes the information contained in the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “WRTC.” The last reported sale price of our commons stock on June 19, 2019 was $6.40 per share.

On June 7, 2019, the Company entered into a supplemental engagement letter (the “Supplemental Engagement Letter”) with Katalyst Securities LLC (“Katalyst”), pursuant to which the Company has engaged Katalyst to approach holders of the Investor Warrants held by the selling stockholders identified in the Prospectus in order to facilitate the exercise of the Investor Warrants. As compensation for such services, the Company agreed to pay Katalyst a cash fee equal to 8.0% of the gross proceeds received by the Company from the exercise of any Investor Warrants by investors approached by Katalyst. This Supplement incorporates into our Prospectus the terms of the Supplemental Engagement Letter. Accordingly, the sections of the Prospectus entitled “Description of Private Placement” and “Use of Proceeds” are hereby deleted and replaced in their entirety.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in the Prospectus, as well as the other information contained in this Supplement and the Prospectus. The Prospectus contains forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made or included in this Supplement and the Prospectus.

DESCRIPTION OF PRIVATE PLACEMENT TRANSACTION

On October 30, 2018 (the “Closing Date”), we entered into subscription agreements with certain accredited investors, pursuant to which we sold an aggregate of 4,561,074 units (“Units”) for $3.00 per unit, with each Unit consisting of one share of our Common Stock and a two-year warrant to purchase one share of our Common Stock at an exercise price of $5.00 per share (“Investor Warrant”) (the “Private Placement”). In addition, we issued two-year warrants to purchase an aggregate of 456,107 shares of Common Stock (“Placement Agent Warrants”), an amount equal to 10% of the Units sold, with an exercise price of $3.00 per share to Katalyst, Chardan Capital Markets LLC and Janssen Investments, or to their respective designees, (collectively, the “Placement Agents”) as compensation for their services as co-placement agents in connection with the Private Placement.

In connection with the sale of the Units, we granted certain registration rights with respect to the shares of Common Stock and shares of Common Stock issuable upon exercise of the Investor Warrants and Placement Agent Warrants, pursuant to a Registration Rights Agreement by and among us and the selling stockholders (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, we agreed to file a registration statement no later than 30 days after the Closing Date in order to register the shares of Common Stock, shares of Common Stock underlying the Investor Warrants sold and issued in connection with the Private Placement, and shares of Common Stock underling the Placement Agent Warrants issued to the Placement Agents for their services in connection with the Private Placement.

On June 7, 2019, the Company and Katalyst entered into the Supplemental Engagement letter, pursuant to which the Company has engaged Katalyst to approach holders of the Investor Warrants held by the selling stockholders identified herein in order to facilitate the exercise of the Investor Warrants. As compensation for such services, the Company agreed to pay Katalyst a cash fee equal to 8.0% of the gross proceeds received by the Company from the exercise of any Investor Warrants by investors approached by Katalyst. Katalyst is not entitled to receive any fees in connection with the exercise of Investor Warrants by those selling stockholders that are not approached by Katalyst to facilitate such exercise, if any. The Supplemental Engagement Letter will expire by its terms at the earlier to occur of (i) the exercise of all of the outstanding Investor Warrants, or (ii) December 31, 2019. A copy of the Supplemental Engagement Letter is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 13, 2019.

USE OF PROCEEDS

The Common Stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. Accordingly, we will not receive any proceeds from any sale of shares of our Common Stock in this offering.

A portion of the shares covered by this prospectus may be issued upon exercise of the Investor Warrants and Placement Agent Warrants. Upon any exercise of Investor Warrants and the Placement Agent Warrants, the selling stockholders will pay us the applicable exercise price. As discussed above, pursuant to the Supplemental Engagement Letter, in the event that any of the selling stockholders approached by Katalyst for the purpose of facilitating the exercise of the Investor Warrants choose to exercise their Investor Warrants on or before the Supplemental Engagement Letter expires, we will pay Katalyst 8.0% of the gross proceeds received by us in connection with such exercise. We currently anticipate that we will primarily use any proceeds that receive as a result of the exercise of the Investor Warrants, less any fees payable to Katalyst, and the Placement Agent Warrants for working capital and general corporate purposes.

We will pay all of the fees and expenses incurred by us in connection with this registration. We will not be responsible for fees and expenses incurred by the selling stockholders or any underwriting discounts or agent’s commissions.

The date of this prospectus supplement is June 20, 2019.